UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)


                                 NARROWSTEP INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    631082203
                                 (CUSIP Number)

                                  March 2, 2006

             (Date of Event Which Requires Filing of this Statement)

|_|  Rule 13d-1(b)
|X|  Rule 13d-1(c)
|_|  Rule 13d-1(d)

                                  SCHEDULE 13G

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CUSIP No. 631082203                                           Page 2 of 10 Pages
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--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  1    Stiassni Capital Partners, LP                         EIN:  55-0900784
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  |_|
                                                                      (b)  |X|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       California
--------------------------------------------------------------------------------
                            5    SOLE VOTING POWER

                                 0
        NUMBER OF        -------------------------------------------------------
         SHARES             6    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                 2,361,000
          EACH           -------------------------------------------------------
       REPORTING            7    SOLE DISPOSITIVE POWER
         PERSON
          WITH                   0
                         -------------------------------------------------------
                            8    SHARED DISPOSITIVE POWER

                                 2,361,000

--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,361,000
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       5.20%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON

       PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

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CUSIP No. 631082203                                           Page 3 of 10 Pages
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--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  1    Stiassni Capital, LLC                                 EIN:  55-0900777
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  |_|
                                                                      (b)  |X|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       California
--------------------------------------------------------------------------------
                            5    SOLE VOTING POWER

                                 0
        NUMBER OF        -------------------------------------------------------
         SHARES             6    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                 2,361,000, all of which are held by Stiassni
          EACH                   Capital Partners, LP (the "Fund"). Stiassni
       REPORTING                 Capital, LLC ("LLC") is the general partner of
         PERSON                  the Fund.
          WITH           -------------------------------------------------------
                            7    SOLE DISPOSITIVE POWER

                                 0
                         -------------------------------------------------------
                            8    SHARED DISPOSITIVE POWER

                                 2,361,000, all of which are held by the Fund.

--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,361,000
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       5.20%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON

       IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

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CUSIP No. 631082203                                           Page 4 of 10 Pages
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       NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  1    Nicholas C. Stiassni
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  |_|
                                                                      (b)  |X|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
--------------------------------------------------------------------------------
                            5    SOLE VOTING POWER

                                 0
        NUMBER OF        -------------------------------------------------------
         SHARES             6    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                 2,361,000, all of which are held by the Fund.
          EACH                   Nicholas C. Stiassni is Managing Member of LLC,
       REPORTING                 which is the general partner of the Fund.
         PERSON
          WITH           -------------------------------------------------------
                            7    SOLE DISPOSITIVE POWER

                                 0
                         -------------------------------------------------------
                            8    SHARED DISPOSITIVE POWER

                                 2,361,000, all of which are held by the Fund. Nicholas C. Stiassni is Managing Member of LLC, which is the general partner of the Fund.

--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,361,000
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       5.20%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON

       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

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CUSIP No. 631082203                                           Page 5 of 10 Pages
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Item 1. Issuer.

      (a) The name of the issuer is Narrowstep Inc. (the "Issuer").

      (b) The address of the Issuer's principal executive office is Battersea Studios, 80 Silverthorne Road, London SW8 3HE, United Kingdom.

Item 2. Reporting Person and Security.

      (a) Stiassni Capital Partners, LP (the "Fund") is a private investment limited partnership organized under California law. The general partner of the Fund is Stiassni Capital, LLC ("LLC"), a California limited liability company. Nicholas C. Stiassni is the Managing Member of LLC. The Fund, LLC and Nicholas
C. Stiassni are referred to herein as the "Reporting Persons."

      (b) The business address of the Fund, LLC and Nicholas C. Stiassni is 3400 Palos Verdes Drive West, Rancho Palos Verdes, California 90275.

      (c) The Fund is a California limited partnership. LLC, its general partner, is a California limited liability company.

      (d) The title of the class of securities to which this statement relates is the common stock of the Issuer, par value $0.000001 per share (the "Common Stock").

      (e) The CUSIP number is 631082203.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

      (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C.
78o).

      (b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) [ ] An investment adviser in accordance with ss.
240.13d-1(b)(1)(ii)(E).

      (f) [ ] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F).

      (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).

                                  SCHEDULE 13G

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CUSIP No. 631082203                                           Page 6 of 10 Pages
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      (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j) [ ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

         Not Applicable.

Item 4. Ownership.

      On March 2, 2007, the Fund acquired a warrant to purchase 175,000 shares of Common Stock and a 12% Mandatorily Convertible Note of the Issuer. The Fund has beneficial ownership of the shares underlying the warrant but not the shares underlying the note. The Fund also held 2,186,000 shares of Common Stock that it had acquired in the open market.

      LLC owned no securities of the Issuer directly.

      Nicholas C. Stiassni owned no securities of the Issuer directly.

      The right to vote and the right to dispose of the shares beneficially owned by the Fund are shared among the Fund and both LLC and Nicholas C. Stiassni.

      Assuming that the Issuer had 45,248,974 shares of Common Stock outstanding as of March 2, 2007, which is the number represented by the Issuer as outstanding as of November 30, 2006, as reported on its Form 10-QSB filed on January 16, 2007, the individual Reporting Persons had beneficial ownership of the following numbers of shares of Common Stock which represented the following percentages of the Common Stock outstanding:

                                       Shares Owned    Percentage*
                                       ------------    -----------

                The Fund                  2,361,000          5.20%

                LLC                       2,361,000          5.20%

                Nicholas C. Stiassni      2,361,000          5.20%


      *Calculated as if 175,000 shares covered by the warrant referred to above were outstanding.

                                  SCHEDULE 13G

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CUSIP No. 631082203                                           Page 7 of 10 Pages
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Item 5. Ownership of Five Percent or Less of a Class.

      If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__]

      Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

      Not Applicable.

Item 8. Identification and Classification of Members of the Group.

      Not Applicable.

Item 9. Notice of Dissolution of Group.

      Not Applicable.

Item 10. Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G

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CUSIP No. 631082203                                           Page 8 of 10 Pages
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 28, 2007                     STIASSNI CAPITAL PARTNERS, LP

                                           By: STIASSNI CAPITAL, LLC,
                                           its general partner

                                           By: /s/ Nicholas C.Stiassni
                                               -----------------------
                                           Nicholas C. Stiassni, Managing Member

Dated:  March 28, 2007                     STIASSNI CAPITAL, LLC

                                           By: /s/ Nicholas C.Stiassni
                                               -----------------------
                                           Nicholas C. Stiassni, Managing Member


Dated:  March 28, 2007
                                           /s/ Nicholas C.Stiassni
                                           -----------------------
                                                Nicholas C. Stiassni

                                  SCHEDULE 13G

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CUSIP No. 631082203                                           Page 9 of 10 Pages
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                                  EXHIBIT INDEX

Exhibit A   Agreement of Joint Filing

                                  SCHEDULE 13G

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CUSIP No. 631082203                                          Page 10 of 10 Pages
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                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

      The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 a report on Schedule 13G, containing the information required by Schedule 13G, for shares of the common stock of Narrowstep Inc. beneficially owned by Stiassni Capital Partners, LP, Stiassni Capital, LLC and Nicholas C. Stiassni and such other holdings as may be reported therein.

      Dated: March 28, 2007

STIASSNI CAPITAL PARTNERS, LP

By: STIASSNI CAPITAL, LLC, its general partner

By: /s/ Nicholas C.Stiassni
    -----------------------
      Nicholas C. Stiassni, Managing Member

STIASSNI CAPITAL, LLC

By: /s/ Nicholas C.Stiassni
    -----------------------
       Nicholas C. Stiassni, Managing Member


/s/ Nicholas C.Stiassni
-----------------------
       Nicholas C. Stiassni